Filed by Templeton Vietnam
                                                  and Southeast Asia Fund, Inc.
                                                  Pursuant to Rule 425 under
                                                  the Securities Act of 1933
                                                  and deemed filed pursuant
                                                  to Rule 14a-12 under the
                                                  Securities Exchange Act of
                                                  1934

                                                  Subject Company: Templeton
                                                  Vietnam and Southeast Asia
                                                  Fund, Inc.
                                                  Commission File No. 811-08632

               TEMPLETON VIETNAM AND SOUTHEAST ASIA FUND, INC. AND
                 TEMPLETON DRAGON FUND, INC. ANNOUNCE PROPOSED
                                 REORGANIZATION

                  JANUARY 4, 2002 -- PRESS RELEASE Q'S AND A'S

Q:  WHY DID THE BOARDS OF VIETNAM FUND AND DRAGON FUND TAKE THESE ACTIONS?

A: As noted in the January 4, 2002 press release, Vietnam Fund and Dragon Fund intend to file relevant materials with the U.S. Securities and Exchange Commission, including a proxy statement by Vietnam Fund, a proxy statement by Dragon Fund, and a registration statement by Dragon Fund that contains a prospectus. These materials will include detailed information regarding the transactions, the Boards' considerations and the Boards' recommendations and will be provided to shareholders in accordance with federal securities laws.

Q: HOW ARE THE RECENT ACTIONS TAKEN BY DRAGON FUND'S BOARD OF DIRECTORS RELATED
   TO THE DRAGON FUND'S "MEASUREMENT PERIOD" AS ANNOUNCED IN JUNE 2001?

A: As announced in a press release dated June 22, 2001, Dragon Fund's Board established a nine month "measurement period" (ending on April 30, 2002) for evaluating the discount of the market value of the Dragon Fund's shares from their net asset value. The press release stated that if the Dragon Fund's share have traded at an average discount from net asset value of 10% or more during the last 90 days of the "measurement period," (based on the closing price of every trading day during those 90 days), the Board will either: (i) commence a tender offer for a portion of the Fund's outstanding shares; or (ii) submit to shareholders a proposal to reorganize the Fund with either an open-end or closed-end investment company; or (iii) submit to shareholders a proposal to convert the Fund to an open-end investment company. Dragon Fund's Board believes that the Dragon Fund/Vietnam Fund reorganization and the Dragon Fund tender offers will satisfy and be consistent with the announcement made in the June 22, 2001 press release.

Q: WHY WAS DRAGON FUND'S MANAGED DISTRIBUTION POLICY DISCONTINUED?

A: Effective January 4, 2002, Dragon Fund's Board of Directors discontinued
   the  Dragon  Fund's  managed   distribution  policy  to  help  comply  with
   requirements  necessary  to  preserve  the  tax-free  status of the  Dragon
   Fund/Vietnam Fund reorganization. The tax-free status of the Dragon Fund/Vietnam Fund reorganization is dependent upon, among other things, the continued holding by the Dragon Fund of a significant portion of the assets previously held by the Vietnam Fund. Maintaining the managed distribution program could involve the sale of some of those assets. In addition, suspension of the managed distribution policy helps preserve the benefit of capital losses that may be available to shareholders after the completion of the reorganization. The Dragon Fund's last distribution pursuant to the managed distribution policy was paid on December 24, 2001 to shareholders of record on December 13, 2001. The Dragon Fund Board may recommend similar programs in the future, depending upon market conditions and regulatory and tax considerations. Of course there can be no assurance that they will do so.

Q: IF THE REORGANIZATION IS APPROVED, HOW MANY SHARES OF DRAGON FUND WILL EACH
   VIETNAM FUND SHAREHOLDER RECEIVE?

A: If the proposed reorganization is consummated, the number of shares to be received by a Vietnam Fund shareholder will be determined based upon the relative net asset values of Vietnam Fund and Dragon Fund immediately prior to the reorganization. A Vietnam Fund shareholder will receive Dragon Fund shares equal, on a net asset value basis, to the aggregate net asset value of the shareholder's Vietnam Fund shares immediately prior to the reorganization. The number of Dragon Fund shares received may be more or less than the number of Vietnam Fund shares exchanged, but the aggregate net asset value of each shareholder's holdings immediately before and after the transaction will be the same.

                                    * * * * *

In connection with the proposed reorganization transaction, Vietnam Fund and Dragon Fund intend to file relevant materials with the U.S. Securities and Exchange Commission ("SEC"), including a proxy statement by Vietnam Fund, a proxy statement by Dragon Fund, and a registration statement on Form N-14 by Dragon Fund that contains a prospectus. Because those documents contain important information, shareholders of Vietnam Fund and Dragon Fund are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov. Shareholders can also obtain copies of these documents and other transaction-related documents, when available, for free by calling Vietnam Fund at 1-800-342-5236 or by calling Dragon Fund at 1-800-342-5236.

Vietnam Fund, its directors and executive officers and certain other persons, may be deemed to be participants in Vietnam Fund's solicitation of proxies from its shareholders in connection with the proposed transaction. Information about the directors is set forth in the proxy statement for Vietnam Fund's 2001 annual meeting of shareholders. Participants in Vietnam Fund's solicitation may also be deemed to include the following executive officers or other persons whose interests in Vietnam Fund may not be described in the proxy statement for Vietnam Fund's 2001 annual meeting: Mark Mobius (President); Charles B. Johnson (Vice President); Rupert H. Johnson, Jr. (Vice President); Harmon E. Burns (Vice President); Charles E. Johnson (Vice President); Martin L. Flanagan (Vice President); Jeffrey A. Everett (Vice President); John R. Kay (Vice President); Murray L. Simpson (Vice President and Asst. Secretary); David P. Goss (Vice President and Asst. Secretary); Barbara J. Green (Vice President and Secretary); Bruce S. Rosenberg (Treasurer); Holly Gibson Brady (Director of Corporate Communications - Franklin Resources, Inc.).

Dragon Fund, its directors and executive officers and certain other persons, may be deemed to be participants in Dragon Fund's solicitation of proxies from its shareholders in connection with the proposed transaction. Information about the directors is set forth in the proxy statement for Dragon Fund's 2001 annual meeting of shareholders. Participants in Dragon Fund's solicitation may also be deemed to include the following executive officers or other persons whose interests in Dragon Fund may not be described in the proxy statement for Dragon Fund's 2001 annual meeting: Mark Mobius (President); Charles B. Johnson (Vice President); Rupert H. Johnson, Jr. (Vice President); Harmon E. Burns (Vice
President); Charles E. Johnson (Vice President); Martin L. Flanagan (Vice President); Jeffrey A. Everett (Vice President); John R. Kay (Vice President); Murray L. Simpson (Vice President and Asst. Secretary); David P. Goss (Vice President and Asst. Secretary); Barbara J. Green (Vice President and Secretary); Bruce S. Rosenberg (Treasurer); Holly Gibson Brady (Director of Corporate Communications - Franklin Resources, Inc.).

As of the date of this communication, none of the foregoing participants individually beneficially owns in excess of 1% of Vietnam Fund's common stock, or 1% of Dragon Fund's common stock. Except as disclosed above, to the knowledge of Vietnam Fund and Dragon Fund, none of their respective directors or executive officers has any interest, direct or indirect, by security holdings or otherwise, in Vietnam Fund or Dragon Fund.

Shareholders may obtain additional information regarding the interests of the participants by reading the proxy statement of Vietnam Fund and the proxy statement and prospectus of Dragon Fund if and when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Dragon Fund shareholders are advised to read the tender offer statement when it is available as it will contain important information. The tender offer statement, when it is available, and other documents filed by Dragon Fund with the SEC, including Dragon Fund's most recent annual report, will be available for free at the SEC's web site (www.sec.gov) or by calling Dragon Fund at 1-800-342-5236.